UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-33765

AIRNET TECHNOLOGY INC.

(Exact name of registrant as specified in its charter)

Suite 301

No. 26 Dongzhimenwai Street

Chaoyang District, Beijing 100027

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Termination of Deposit Agreement and Direct Listing of Ordinary Shares

As previously disclosed, AirNet Technology Inc. (the “Company”) will terminate the amended and restated Deposit Agreement dated March 29, 2019, as amended, by and among the Company, JPMorgan Chase Bank N.A. (the “Depositary”), and the holders of American depositary shares (the “ADSs”) from time to time, effective May 30, 2025.

The Depositary of the Company’s American depositary receipts (the “ADRs”), will distribute to all holders and beneficial owners of the Company’s ADRs a notification regarding the termination of ADR facility for the Company’s ADSs pursuant to the Deposit Agreement. The effective date of the termination of the Deposit Agreement will be May 30, 2025 (the “Effective Date”). On the Effective Date, holders of ADSs will have their ADSs automatically cancelled and would be entitled to receive the corresponding underlying ordinary shares, par value $0.04 per share (“Ordinary Shares”) at a rate of one (1) Ordinary Share for each ADS cancelled (the “Mandatory Exchange”).

Following the Mandatory Exchange, the Ordinary Shares are anticipated to trade directly on the Nasdaq Capital Market under the current trading symbol “ANTE”.

On April 28, 2025, the Company issued a press release announcing the Mandatory Exchange. A copy of the press release is furnished hereto as Exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1	Press Release dated April 28, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRNET TECHNOLOGY INC.

Date: April 29, 2025	By:	/s/ Dan Shao
	Name:	Dan Shao
	Title:	Chief Executive Officer

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